

Beacon Roofing Supply

ANNUAL MEETING OF BEACON ROOFING SUPPLY, INC.

Date: February 13, 2018
Time: 8:00 a.m. ET
Place: The Ritz-Carlton Naples
280 Vanderbilt Beach Rd.
Naples, FL 34108

Please make your marks like this: ☒ **Use dark black pencil or pen only**

The Board of Directors Recommends a Vote FOR all nominees for director listed in proposal 1 and FOR proposals 2 and 3.

1: Election of eleven members to our Board of Directors to hold office until the 2019 Annual Meeting of Shareholders or until their successors are duly elected and qualified (Proposal No. 1);

Nominee	For	Withhold	Directors Recommend
01 Robert R. Buck	☐	☐	For
02 Paul M. Isabella	☐	☐	For
03 Carl T. Berquist	☐	☐	For
04 Richard W. Frost	☐	☐	For
05 Alan Gershenhorn	☐	☐	For
06 Philip W. Knisely	☐	☐	For
07 Robert M. McLaughlin	☐	☐	For
08 Neil S. Novich	☐	☐	For
09 Stuart A. Randle	☐	☐	For
10 Nathan K. Sleeper	☐	☐	For
11 Douglas L. Young	☐	☐	For

Proposal	For	Against	Abstain	Directors Recommend
2: To ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2018 (Proposal No. 2);	☐	☐	☐	For
3: To approve the compensation for our named executive officers as presented in the Compensation Discussion and Analysis, the compensation tables, and the related disclosures contained in the accompanying proxy statement on a non-binding, advisory basis (Proposal No. 3); and	☐	☐	☐	For

4: The transaction of such other business as may properly come before the annual meeting and any adjournment(s) or postponement(s) thereof.

Authorized Signatures - This section must be completed for your instructions to be executed.

__________________ Please Sign Here   ______________ Please Date Above

__________________ Please Sign Here   ______________ Please Date Above

Please sign exactly as your name(s) appear hereon. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←



Beacon Roofing Supply

Annual Meeting of Beacon Roofing Supply, Inc. to be held on Tuesday, February 13, 2018 for Holders as of December 18, 2017

This proxy is being solicited on behalf of the Board of Directors

VOTE BY:



INTERNET

Go To
www.proxypush.com/BECN
- Cast your vote online.
- View Meeting Documents.

OR



TELEPHONE

Call
866-859-2136
- Use any touch-tone telephone.
- **Have your Proxy Card/Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Proxy Card/Voting Instruction Form.
- Detach your Proxy Card/Voting Instruction Form.
- Return your Proxy Card/Voting Instruction Form in the postage-paid envelope provided.



THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED FOR ALL NOMINEES FOR DIRECTOR LISTED IN PROPOSAL 1 AND FOR PROPOSALS 2 AND 3.

All votes must be received by 11:59 p.m. ET on February 12, 2018

All votes for 401(k) Plan or Solium Shareworks participants must be received by 11:59 p.m. ET on February 5, 2018

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on February 13, 2018: The Proxy Statement and 2017 Annual Report are available at www.proxydocs.com/BECN.

PROXY TABULATOR FOR
Beacon Roofing Supply, Inc.
P.O. Box 8016
Cary, NC 27512-9903

Proxy — Beacon Roofing Supply, Inc.
505 Huntmar Park Dr., Suite 300, Herndon, VA 20170

Annual Meeting of Shareholders
February 13, 2018, 8:00 a.m. ET

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned appoints Paul M. Isabella and Joseph M. Nowicki (the "Named Proxies") and each of them as proxies for the undersigned, with full power of substitution, to vote the shares of common stock of Beacon Roofing Supply, Inc., a Delaware corporation ("the Company"), the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at The Ritz-Carlton Naples, 280 Vanderbilt Beach Rd., Naples, FL 34108, on Tuesday, February 13, 2018 at 8:00 a.m. ET and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of (i) the company's 2017 Annual Report, (ii) the proxy statement and (iii) the Notice of Annual Meeting of Shareholders dated January 10, 2018.

This Proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this proxy will be voted "FOR" all nominees for director listed in proposal 1 and "FOR" proposals 2 and 3. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

This card will also be used to provide voting instructions to the trustee for any shares of common stock held in the Beacon stock fund under the Beacon 401(k) Plan and voting instructions for any shares of common stock held on the Solium Shareworks platform.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The Named Proxies cannot vote your shares unless you sign and return this card or vote by telephone or Internet.

(Continued and to be signed on reverse side)

To attend the meeting and vote your shares in person, please mark this box. ☐

→ Please separate carefully at the perforation and return just this portion in the envelope provided. →